                                                                    EXHIBIT 12.1

                       FAVORITE BRANDS INTERNATIONAL, INC

                        CALCULATION OF RATIO OF EARNINGS
                                TO FIXED CHARGES

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                                    40 WEEKS 52 WEEKS  52 WEEKS    13 WEEKS
                                     ENDED    ENDED     ENDED        ENDED
                                    JUNE 29, JUNE 28,  JUNE 27,  SEPTEMBER 26,
                                      1996     1997      1998        1998
                                    -------- --------  --------  -------------
                                             (DOLLARS IN THOUSANDS)
Fixed Charges:
  Interest expense.................  $8,589  $33,463   $ 54,581    $ 14,577
  Implicit interest in rent........      67    2,100      2,200         685
  Deferred financing fee
   amortization....................      41    1,414      1,900         636
                                     ------  -------   --------    --------
    Total Fixed Charges............  $8,697  $36,977   $ 58,681    $ 15,898
                                     ======  =======   ========    ========
Earnings before provision for
 income taxes......................  $ (813) $  (678)  $(74,261)   $(14,500)
  Fixed charges....................   8,697   36,977     58,681      15,898
                                     ------  -------   --------    --------
    Earnings, as defined...........  $7,884  $36,299   $(15,580)      1,398
                                     ======  =======   ========    ========
Ratio of earnings to fixed
 charges...........................     --       --         --          --
                                     ======  =======   ========    ========
Deficiency of earnings to fixed
 charges...........................  $  813  $   678   $ 74,261    $ 14,500
                                     ======  =======   ========    ========
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